Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

T – 917.652.8030 ♦ F- 917.591.1971

www.FreshHarvestProducts.com

February 16, 2010

Mr. Andrew Mew

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:

Fresh Harvest Products, Inc.

Form 10-KSB for the fiscal year ended October 31, 2007

Filed  February 13, 2008

Form 10-QSB for the period ended January 31, 2008

Filed March 24, 2008

Form 10-Q for the quarterly period July 31, 2008

Filed September 22, 2008

File No. 000-51390

Dear Mr. Mew:

We are writing in response to the SEC’s Comment Letter dated December 4, 2008.

We have addressed your comments below, which are keyed to the numbering in the letter;

General

1.

We note that responses to our prior comments 2, 4, 5, and 6, and your indication that the audited and unaudited statements have been amended to disclose the adjustments.  We are not aware of any such amendments filed over Edgar.  Please explain when you intend to file the amendments.  If you do not intend to file amendments, but rather plan to incorporate your revisions into future filings please explain why you believe amending your filings is not necessary.

We intend to file amended and restated audited financial statements and the related 10-KSBs (or 10-K, whichever form applies to the original filing) for the fiscal years ended October 31, 2006, October 31, 2007 and October 31, 2008 along with the unaudited interim financial statements commencing for the quarterly period ended April 30, 2006 through July 31, 2009 on Form 10-QSBs, (or 10-Q, whichever form applies to the original filing) to give effect to the restatement of the valuation of the 14,046,109 shares issued in February 2006 within a 30 day period from the SECs formal response to this letter and all valuation issues for the restricted common shares have been sufficiently addressed by the Company to the SEC’s satisfaction.

Form 10-KSB for the fiscal year ended October 31, 2007

Statement of Stockholder’s Deficit, page 36

2)   We note that your response to prior comment 3. It remains unclear to us how you arrived at a valuation of $0.01 in connection with the 14,032,984 shares issued in February 2006 when there was a contemporaneous private placement of your shares raising proceeds at $1.60 per share during February 2006.  Please explain to us how the $0.01 per share price represented its fair value at the grant date in light of the concurrent share issuance price of $1.60 to third party investors.  Also, tell us and disclose your accounting policy for equity instruments issued to employees and non-employees for goods and services.  Refer to SFAS 123R and EITF 96-18. If you continue to believe that the $0.01 per share price represented fair value at the grant date, you should provide us substantial objective evidence such a contemporary independent third party valuation report at or around the grant date or an internal valuation report that includes the valuation methodologies used and all of the significant assumptions and inputs in supporting your valuation.

Management of the Company opted to have an independent third party valuation report prepared by Empire Valuation Consultants (“Empire”) (see attached report dated February 11, 2010).  We engaged Empire in September 2009 in order to complete a valuation report on the 14,046,109 restricted common shares issued in February 2006.

The final report issued by Empire dated February 11, 2010, reflects a per share price of $.02 for the Company’s restricted common stock as of February 6, 2006, the date to which we issued the 14,046,109 shares of restricted common stock.

Contained in the 10-K for the fiscal years ended October 31, 2009 and 2008, which is to filed with the SEC on February 16, 2010 is the following explanatory paragraph to comply with the provisions of FAS no. 154, which states that a restatement must be reflected at the earliest point possible in the financial statements being presented:

“These consolidated financial statements as of and for the years ended October 31, 2009 and 2008 include an adjustment of an increase of $140,461 to the accumulated deficit and the related common stock and additional paid in capital accounts as of November 1, 2007 for the effect of the restatement for the issuance of the 14,046,109 shares of common stock issued in February 2006.”

“This restatement does not affect the reported net loss for the years ended October 31, 2009 and 2008.”

Similar language and a table reflecting the effect on the net loss and the net loss per common share will be provided in the amended filings for April 2006 through July 2009.

The following is our Company’s accounting policy for equity instruments issued to employees and non-employees for goods and services:

“The Company accounts for restricted common stock issued to employees, directors, and consultants in accordance with the provisions of Statement of Financial Standards (“SFAS”) No. 123R, Share Based Payments, which is a revision of SFAS No. 123. Under SFAS No. 123R, the compensation cost relating to share-based payment transactions will be recognized in the financial statements.  The cost associated with the restricted common stock issued to employees, directors and consultants will recognized at the time the stock is issued to the recipient.  The cost will be measured based on the fair value of the equity instruments on the date issued. Stock granted to non-employee consultants will be subsequently re-measured to current fair value until performance is completed or a performance commitment exists.”

* * *

In connection with responding to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,

FRESH HARVEST PRODUCTS, INC.

/s/ Michael Jordan Friedman

________________________________

Chief Executive Officer

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